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                                                                 Exhibit (a)(3)

                         QUADRANGLE ASSOCIATES I L.L.C.
                        100 JERICHO QUADRANGLE, SUITE 214
                             JERICHO, NEW YORK 11753
              Telephone: (888) 448-5554 * Facsimile: (617) 234-3310


                                October 26, 1999


RE:  OFFER TO PURCHASE UNITS OF LIMITED PARTNERSHIP INTEREST IN
     WINTHROP PARTNERS 79 LIMITED PARTNERSHIP

Dear Limited Partner(s):

A number of limited partners have expressed a desire to liquidate their partnership interest for various reasons, including the duration of the investment and the complications and complexities that their investment adds to their personal tax filings. Enhancing this desire is the absence of any formal trading market for limited partners to sell their units.

We are an affiliate of your general partner and are offering to purchase, up to 3,305 of the outstanding limited partnership interests in your partnership for $500 per unit.

To accept our offer, complete the enclosed letter of transmittal and return it to us on or prior to November 30, 1999. Any questions, requests for additional information, or requests for assistance should be made to us at (888) 448-5554.

You should evaluate our offer based on your own particular financial circumstances. Our offer contains numerous terms and conditions that you should review before making a decision, including certain risk factors that are summarized on the first page of our offer to purchase. We suggest that you review our offer to purchase with your personal financial and tax advisors.

Sincerely,

Quadrangle Associates I L.L.C.